SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                                  EDUVERSE.COM
                                (Name of Issuer)

                        Common Stock -- par value $0.001
                         (Title of Class of Securities)

                                    281649103
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                   --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 26, 2001
              -----------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b)for other parties to whom copies are to be sent.

                        (Continued on following pages)



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     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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CUSIP No.   281649103                              Page 2  of 7    Pages
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1       NAME OF REPORTING PERSON:           Vaughn Barbon
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: n/a
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS                     CASH
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                        [  ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Canada
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                            7      SOLE VOTING POWER
                                   1,018,953 Shares of Common Stock
        NUMBER OF        ------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH          ------------------------------------------------
     REPORTING PERSON       9      SOLE DISPOSITIVE POWER
           WITH                    1,018,953 Shares of Common Stock
                         ------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,018,953 Shares of Common Stock
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                    [   ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.72%
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14      TYPE OF REPORTING PERSON                   IND
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     This original Schedule 13D statement (the "Schedule") is filed on behalf of Vaughn Barbon, an individual ("Barbon") as the reporting person hereunder, relative to the disposition by Barbon of certain shares of common stock of Eduverse.Com. Barbon has made a previous filing on Schedule 13D on approximately March 20, 2001 relating to the acquisition of shares of common stock issued by Eduverse.Com.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.001 par value, of Eduverse.Com ("Eduverse"). Eduverse maintains its principal executive offices at 70 East 2nd Avenue, Vancouver, British Columbia, Canada V5T 1B1.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule is being filed by Vaughn Barbon, an individual and citizen of Canada. The business address of Barbon is 56-7501 Cumberland Street, Burnaby, British Columbia V3N 4Y1.

     Pursuant to General Instruction C of Schedule 13D, Barbon (the "Instruction C Person") and the information specified in items (a) through (f) of Item 2 with respect to such Instruction C Person, are as follows:

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        Name                                  Business Address
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Vaughn Barbon                                 56-7501 Cumberland Street
                                              Burnaby, British Columbia
                                              Canada V3N 4Y1
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     Vaughn Barbon has the sole right to control the disposition of and vote the Eduverse securities acquired.

     During the last five (5) years, the Instruction C Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On approximately April 26, 2001, pursuant to a private transaction not involving a public sale, Barbon sold 2,000,000 shares of restricted Common Stock to Syncro-Data Systems, Ltd. at a price of $0.01 per share for an aggregate consideration of approximately $20,000. On April 26, 2001, Mr. Barbon held of record 3,018,953 shares of restricted Common Stock. The 2,000,000 shares of Common Stock acquired by Syncro-Data Systems, Ltd. are restricted securities. Syncro-Data Systems, Ltd. executed a document in which it acknowledged that the securities had not been registered under the Securities Act of 1933, as amended, that it understood the economic risk of an investment in the securities, and that it had the opportunity to ask questions of and receive answers from management of Eduverse.Com concerning any and all matters related to the acquisition of securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the sale and purchase of the securities.

ITEM 4. PURPOSE OF TRANSACTION

     The transaction described herein was undertaken for the purpose of providing Syncro-Data Systems, Ltd. with an equity position relating to the proposed sale and purchase by Syncro-Data Systems, Ltd. of substantially all of the assets of Eduverse, which has been reported in an 8-K report filed on approximately March 20, 2001.

     Pursuant to the instructions for items (a) through (j) of Item 4, Barbon has plans as follows:

     (a) As set forth in Item 3 of this Schedule, Barbon has disposed of 2,000,000 shares of restricted common stock of Eduverse. Barbon may consider the acquisition and/or disposition of additional securities of Eduverse, the issuer, but has no present plans or proposals to do so.

     (b) Barbon has no present plans or proposals to cause a merger or effect a liquidation or reorganization of Eduverse or to enter into extraordinary corporate transactions.

     (c) Barbon has no present plans or proposals to cause a sale or transfer of a material amount of assets of Eduverse.

     (d) Barbon plans to exercise the voting rights associated with ownership of shares of common stock of Eduverse.

     (e) Barbon has no present plans or proposals to cause a material change in the capitalization of Eduverse.

     (f) Barbon has no present plans or proposals to make any other material change to the business or corporate structure of Eduverse.

     (g) Barbon has no present plans or proposals to change Eduverse's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of Eduverse by any person.

     (h) Barbon has no present plans or proposals to cause Eduverse's common stock from not being quoted on the OTC Bulletin Board.

     (i) Barbon has no present plans or proposal relating to a class of securities of Eduverse becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) Barbon has no present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on May 2, 2001, Barbon beneficially owned 1,018,953 shares (or approximately 2.72% of the outstanding shares) of Eduverse's common stock.

     (b) No Instruction C Person owns any other shares of common or preferred stock of Eduverse. Barbon has sole power to vote or to direct the voting of the 1,018,953 shares of common stock of Eduverse held by Barbon.

     (c) As of May 2,2001, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, with the exception of the acquisition of shares of restricted common stock by Barbon on approximately March 26, 2001, no other transactions involving Eduverse equity securities had been engaged in by Barbon, or by any associates of said party, nor do any of said parties have any right to acquire such securities.

     (d) To the best knowledge and belief of the undersigned, no person other than Barbon has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No contracts, arrangements, understandings or relationships among the persons named in Item 2 exist with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Not Applicable.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: May 11, 2001                          /s/ Vaughn Barbon
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                                                Vaughn Barbon